

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

**via facsimile and U.S. mail**
Mr. Matthew A. Jones
Chief Financial Officer
311 Rouser Rd.
Moon Township, PA 15108

May 8, 2008

Re:     **Atlas America Public #14-2005 (A) L.P.**
        Form 10-KSB for fiscal year ended December 31, 2006
        Filed April 2, 2007
        File No. 0-51944

Dear. Mr. Jones:

        We have completed our review of Atlas America Public #14-2005 (A) L.P.'s 2006 Form 10-KSB and do not, at this time, have any further comments.

                                        Sincerely,


                                        Karl Hiller
                                        Branch Chief